UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
November 18, 2021
___________________________
Commission File Number: 001-39007
____________________________________________
Borr Drilling Limited
____________________________________________
S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11 Bermuda
+1 (441) 737-0152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K is our Unaudited Interim Financial Report for the nine months ended September 30, 2021.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-254525) (the "Registration Statement") which was filed with the U.S. Securities and Exchange Commission (the "Commission") on March 19, 2021 and the prospectus supplement to the Registration Statement which was filed with the Commission on July 6, 2021.

Exhibits

99.1 Unaudited Interim Financial Report for the nine months ended September 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Borr Drilling Limited
(Registrant)

	By:	/s/ Magnus Vaaler
	Name:	Magnus Vaaler
November 18, 2021	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this report and any other written or oral statements made by us or on our behalf relating to the contents of this report, include forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, outlook, prospects, trends, market outlook, contract backlog, contracting and operation of our jack-up rigs, drilling contracts and contract terms, statements with respect to our ATM program, expectations with respect to contracting available rigs and tender activity, plans regarding rig deployment, statements with respect to newbuilds, including expected delivery dates, statements with respect to our joint venture entities, or JVs, industry trends, including activity levels in the jack-up rig and oil industry, demand for and expected utilization of rigs, and rebalance of demand and oil and gas price trends, the impact of the COVID-19 outbreak, statements about our expected sources of liquidity and funding requirements and our plans to address liquidity requirements, and statements in this report under the heading "Going concern assumption" in the following operating and financial review and prospects discussion and "Going concern in Note 1 of the Unaudited Consolidated Financial Statements".

The forward-looking statements in this document are based upon current expectations and various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. These assumptions are inherently subject to significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements include: risks relating to our industry and business, the risk of delays in payments to our Mexican JVs and consequent payments to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions and tendering activity, risks relating to our liquidity, including risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sales of assets, risks relating to our loan agreements, including the agreements we have reached with our secured lenders, and risks related to our other debt instruments, including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations including debt maturities in 2023 and obligations under rig purchase and finance contracts and our other obligations as they fall due, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern, risks related to the international focus on climate change, and other risks described in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC). Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Any forward-looking statements that we make in this report speak only as of the date of such statements and we caution readers of this report not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. You should read this report, and our most recent Annual Report on Form 20-F as well as other materials that we have filed with or furnished with the SEC, with this cautionary note in mind, and with the understanding that our actual future results may be materially different from what we expect.

Exhibit 99.1

Management Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2021 and 2020. Unless the context indicates otherwise, "Borr Drilling," the "Company," the "Registrant," "we," "us," "Group," "our," and words of similar nature, all refer to Borr Drilling Limited or any one or more of its consolidated subsidiaries. Unless otherwise indicated, all references to "USD" and "$" in this report are to U.S. dollars. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our annual report on Form 20-F for the year ended December 31, 2020, which was filed with the Commission on April 30, 2021.

Overview

We are an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of jack-up rigs for operation in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and production customers.

Operating and Financial Review

Set forth below is selected financial information for the nine months ended September 30, 2021 and 2020.

	Nine months ended September 30,
In $ millions	2021	2020	Change	% Change
Total operating revenues	176.2	247.3	(71.1)	(29)%
Gain on disposals	0.7	13.1	(12.4)	(95)%
Rig operating and maintenance expenses	(141.8)	(216.5)	74.7	(35)%
Depreciation of non-current assets	(83.2)	(88.8)	5.6	(6)%
Impairment of non-current assets	—	(77.1)	77.1	(100)%
General and administrative expenses	(27.2)	(40.6)	13.4	(33)%
Total operating expenses	(252.2)	(423.0)	170.8	(40)%
Operating Loss	(75.3)	(162.6)	87.3	(54)%
Other non-operating income	3.6	—	3.6	100%
Income from equity method investments	14.1	16.6	(2.5)	(15)%
Total financial expenses, net	(83.3)	(99.5)	16.2	(16)%
Loss before income taxes	(140.9)	(245.5)	104.6	(43)%
Income tax expense	(6.0)	(13.0)	7.0	(54)%
Net loss	(146.9)	(258.5)	111.6	(43)%

Nine months ended September 30, 2021 compared with the nine months ended September 30, 2020

Net loss decreased by $111.6 million to $146.9 million for the nine months ended September 30, 2021 compared to $258.5 million in the same period in 2020. The decrease is primarily a result of the following:

Total operating revenues: Total operating revenues decreased by $71.1 million to $176.2 million for the nine months ended September 30, 2021 compared to $247.3 million for the same period in 2020. The decrease is primarily a result of a decrease in dayrate revenue of $58.5 million due to a decrease in number of rigs in operation as well as a decrease in related party revenue of $12.6 million. The decrease in related party revenue is primarily a result of an amendment made to our Mexico joint venture agreements reducing the standby rates charged for the rigs operating in the joint ventures as well as an increase in standby time incurred during the nine months ended September 30, 2021 compared to the same period in 2020.

Gain on disposals: Gain on disposals decreased by $12.4 million to $0.7 million for the nine months ended September 30, 2021 compared to $13.1 million for the same period in 2020. The gain on disposal for the nine months ended September 30, 2021 relates to the sale of scrap assets of $0.8 million, offset by the loss on the sale of the rig "Balder" of $0.1 million. The gain on disposal for the nine months ended September 30, 2020 relates to the gains on sale of the rigs "Dhabi II" and "Paragon B152" of $12.8 million and disposal of scrap assets of $0.6 million, offset by the loss on sale of the rig "B391" of $0.3 million.

Rig operating and maintenance expenses: Rig operating and maintenance expenses decreased by $74.7 million to $141.8 million for the nine months ended September 30, 2021 compared to $216.5 million for the same period in 2020. The decrease is a result of a decrease in the number of rigs in operation.
Depreciation of non-current assets: Depreciation of non-current assets decreased by $5.6 million to $83.2 million for the nine months ended September 30, 2021 compared to $88.8 million for the same period in 2020. The decrease is primarily a result of a decrease in the number of rigs from 26 as at September 30, 2020 to 23 as at September 30, 2021.

Impairment of non-current assets: Impairment was nil for the nine months ended September 30, 2021 compared to $77.1 million for the same period in 2020. For the nine months ended September 30, 2020, the Company recognized an impairment charge of $18.4 million as we entered into an agreement to sell the semi-submersible "MSS1", which was built in 1981, as well as an impairment charge of $58.7 million in relation to the rigs "Alta" and "Balder", both cold-stacked rigs which were built in 2003.

General and administrative expenses: General and administrative expenses decreased by $13.4 million to $27.2 million for the nine months ended September 30, 2021 compared to $40.6 million for the same period in 2020. The decrease is primarily a result of costs associated with the debt agreement amendments during the nine months ended September 30, 2020.
Other non-operating income: Other non-operating income increased by $3.6 million for the nine months ended September 30, 2021 from nil for the same period in 2020. This is due to the gain on sale of the Company's 49% interest in each of the Opex and Akal joint ventures on August 4, 2021.
Income from equity method investments: Income from equity method investments decreased by $2.5 million to $14.1 million for the nine months ended September 30, 2021 compared to $16.6 million for the same period in 2020. The decrease is primarily a result of the sale of the Company's 49% interest in each of the Opex and Akal joint ventures on August 4, 2021, resulting in a reduced period of time when these joint ventures were accounted for as equity method investments in the nine months ended September 30, 2021 compared to the same period in 2020.
Total financial expenses, net: Total financial expenses, net, decreased by $16.2 million to $83.3 million for the nine months ended September 30, 2021 compared to $99.5 million for the same period in 2020. The overall decrease is principally due to the loss on forward contract of $26.6 million recognized in the nine months ended September 30, 2020 which related to a forward contract to acquire 4.2 million shares in Valaris plc. On April 30, 2020, we purchased our forward contract asset and settled in full the forward contract liability position and took delivery of the shares in Valaris plc which were subsequently sold in May and June 2020. This decrease was offset by an increase in interest expense of $3.6 million, and an increase in foreign exchange losses of $3.2 million.
Income tax expense: Income tax expense decreased by $7.0 million to $6.0 million for the nine months ended September 30, 2021 compared to $13.0 million for the same period in 2020. The decrease is a result of reduced rig operational activity.
Adjusted EBITDA: Adjusted EBITDA decreased by $0.4 million to $13.0 million for the nine months ended September 30, 2021 compared to $13.4 million for the same period in 2020. Adjusted EBITDA is a non-GAAP measure. We present Adjusted EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. Set forth below is a reconciliation of Adjusted EBITDA to net loss for the periods presented. See "Non-GAAP Financial Measures" below.

	Nine months ended September 30,
In $ millions	2021	2020	Change	% Change
Net loss	(146.9)	(258.5)	111.6	(43)%
Depreciation of non-current assets	83.2	88.8	(5.6)	(6)%
Impairment of non-current assets	—	77.1	(77.1)	(100)%
Other non-operating income	(3.6)	—	(3.6)	(100)%
Income from equity method investments	(14.1)	(16.6)	2.5	(15)%
Total financial expenses, net	83.3	99.5	(16.2)	(16)%
Income tax	6.0	13.0	(7.0)	(54)%
Amortization of deferred mobilization costs	9.2	23.5	(14.3)	(61)%
Amortization of deferred mobilization revenue	(4.1)	(13.4)	9.3	(69)%
Adjusted EBITDA	13.0	13.4	(0.4)	(3)%

Liquidity and Capital Resources

Historically, we have met our liquidity needs principally from proceeds from equity offerings and our convertible bonds, cash generated from operations, available funds under our financing arrangements, including the shipyard delivery financing arrangements relating to our newbuild rigs and sales of non-core assets.

On January 22, 2021, we conducted a private placement of $46.0 million by issuing 54,117,647 new depository receipts, representing the beneficial interests in the same number of our underlying common shares, at a subscription price of $0.85 per share.

Borrowing Activities

Key Borrowing Facilities

Our loan financing arrangements (excluding delivery financing) include our Hayfin Term Loan Facility, Syndicated Senior Secured Credit Facilities, and New Bridge Revolving Credit Facility agreements which were entered into in June 2019 and which collectively provided $745.0 million in financing, which we used to refinance some of our then existing loan facilities. We agreed amendments to our secured facilities with our secured lenders in June 2020 and agreed further amendments with our secured lenders in January 2021. The key amendments from January 2021 are as follows:

	Hayfin Term Loan Facility	Syndicated Senior Secured Credit Facilities	New Bridge Revolving Credit Facility
Maturity dates	Extended to January 2023	Extended to January 2023	Extended to January 2023
Amortizations	Not applicable	Extended to January 2023	Extended to January 2023
Interest payments	Not amended	Q3 2020 and Q4 2020 interest payments deferred by one year to 2021	Q3 2020 and Q4 2020 interest payments deferred by one year to 2021
Extension fees	1% of total commitments ($1.95 million), added to the loan principal.	1% of total commitments ($2.7 million), added to the loan principal.	1% of total commitments ($0.3 million), added to the loan principal
Covenant terms:
Minimum liquidity requirements	Not amended	Cash requirement: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022	Cash requirement: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022
Restricted cash requirements	No requirement through to September 2021. From October 1, 2021 - three months interest payments for rigs which are not operating on a contract	Not applicable	Not applicable
Debt service cover ratio	Not applicable	Waived until final maturity	Waived until final maturity
Book to equity ratio 2021	Not applicable	25%	25%
Book to equity ratio 2022	Not applicable	30%	30%
Book to equity ratio 2023	Not applicable	35%	35%
Value to loan ratio (1)	140%	140%	140%
(1) ratio of market values of rigs to the aggregate outstanding facility amount and any undrawn uncancelled part of the facility.

Our delivery financing agreements include our PPL Newbuild Financing which was entered into in June 2017 and which provided delivery financing for a portion of the purchase price equal to $87.0 million for each of the nine rigs associated with the financing agreement as well as our Keppel H-Rigs Financing which was entered into in May 2018 and which provides delivery financing for a portion of the purchase price equal to $90.9 million for each of the three delivered rigs and $77.7 million for each of the two undelivered rigs. We agreed to amendments to our delivery financing agreements in June 2020 and further amendments in January 2021. The key amendments from January 2021 are as follows:

	PPL Newbuild Financing	Keppel H-Rigs Financing
Interim payments required 2021	$6 million	$6 million
Interim payments required 2022	$12 million	$12 million
Maturity	Date for repayment of the seller's credit on the rigs is amended to May 2023	The loans for the three delivered rigs are extended by one year, until 2025 and 2026
Interest payments	No cash interest payments until March 2023	First interest payment date deferred from third anniversary to May 2023 and second interest payment date deferred to the fourth anniversary of each loan (delivered rigs)
Covenant terms:
Minimum liquidity requirements	Cash requirement: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022	Not applicable
Value to loan	Requirement to provide additional security if the value of any rigs fall below $70 million in 2021, $75 million in 2022 or $80 million thereafter	Not amended

For the Keppel H & V Financing, in addition to the above, the delivery dates for the five undelivered rigs were extended as follows for the Tivar (May 2023), Vale (July 2023), Var (September 2023), Huldra (October 2023) and Heidrun (December 2023). We have the options to take delivery financing for four of these five undelivered rigs. All purchase price installments, holding costs and cost cover payments in respect of the five undelivered rigs were deferred until 2023 other than the interim payments above required in 2021 and 2022.

Cash Flows

The table below sets forth cash flow information for the periods presented.

	Nine months ended September 30,
In $ millions	2021	2020	Change	% Change
Net cash used in operating activities	(34.6)	(16.3)	(18.3)	112%
Net cash provided by (used in) investing activities	39.5	(133.5)	173.0	(130)%
Net cash provided by financing activities	44.8	33.8	11.0	33%
Net increase / (decrease) in cash and cash equivalents	49.7	(116.0)	165.7	(143)%
Cash and cash equivalents at beginning of period	19.2	128.5	(109.3)	(85)%
Cash and cash equivalents at end of period	68.9	12.5	56.4	451%

Net cash used in operating activities increased by $18.3 million to $34.6 million for the nine months ended September 30, 2021 compared to $16.3 million for the same period in 2020, primarily due to the timing of working capital movements.

Net cash provided by investing activities of $39.5 million for the nine months ended September 30, 2021 is comprised of :
•$1.4 million proceeds from the sale of the rig "Balder";
•$0.8 million proceeds from the sale of other assets;
•$10.6 million from the sale of two equity method investments; and
•$40.2 million in net distributions from our equity investments as a result of the return of previous shareholder funding.

This was partially offset by $13.5 million in additions to jack-up rigs as a result of activation costs.

Net cash used in investing activities of $133.5 million for the nine months ended September 30, 2020 is comprised of:
•$92.5 million to settle our forward position and take delivery of 4.2 million shares in Valaris plc.;
•$35.2 million in additions to jack-up rigs;
•$4.9 million in additions to newbuildings; and
•$24.7 million in net contributions to our equity investments.

This was partially offset by:
•$20.8 million proceeds from the sale of rigs "B391", "B152", "Dhabi II" and "MSS1"; and
•$3.0 million proceeds from the sale of 4.2 million shares in Valaris plc.

Net cash provided by financing activities of $44.8 million for the nine months ended September 30, 2021 is a result of the proceeds, net of transaction costs, from the January 2021 equity offering.

Net cash provided by financing activities of $33.8 million for the nine months ended September 30, 2020, is a result of $28.8 million of proceeds, net of transaction costs, from the June 2020 equity offering and $5.0 million as a result of the draw down of the New Bridge Revolving Credit Facility.

Cash interest paid, net of capitalized interest was $34.4 million for the nine months ended September 30, 2021 and $29.6 million for the same period in 2020 and is included in net cash used in operating activities.

As of September 30, 2021, we had cash and cash equivalents of $68.9 million. Since September 30, 2021, we classified $9.9 million from cash and cash equivalents to restricted cash as a result of the issuance of performance bonds required for our upcoming contracts.

Internal Control Over Financial Reporting

The Company previously reported a material weakness in internal control over financial reporting in its annual report on Form 20-F for the year ended December 31, 2020. The Company is developing and implementing plans to address this material weakness and during the nine month period ended September 30, 2021, has increased the number of technically qualified accounting personnel to strengthen the financial reporting function and to improve the financial and systems control framework. In addition, we have reassessed our internal control framework and improved its strength by designing and implementing new control procedures in response to changes in personnel as well as our current business environment.

The Company's management will not consider these controls as operating effectively until the control procedures have operated for a sufficient period of time and have been adequately tested.

Going Concern Assumption
We continue to experience the impact of current unprecedented market conditions as a result of the global market reaction to the ongoing COVID-19 pandemic, together with uncertainty around the extent and timing for a full economic recovery. Despite these challenges, we believe that the oil and gas demand will rebalance and oil and gas will remain a significant portion of the world's energy mix. While we are seeing significant signs of market recovery, at this stage we cannot predict with reasonable accuracy the impact of these market conditions on the Company.
While the amendments to our credit facilities and newbuild deliveries in January 2021, concurrent equity raise, the establishment of the ATM program and recent cash receipts from our equity investments in Mexico, have stabilized our liquidity situation in a base case scenario through 2022, we have limited ability to respond to negative incidents or multiple downside scenarios, without additional financing or by raising further capital. Therefore, we have concluded that substantial doubt exists over our ability to continue as a going concern. The financial statements included in this report do not include any adjustments that might result from the outcome of this uncertainty.
Refer to Note 1 of our Unaudited Consolidated Financial Statements included herein for our going concern assessment.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with U.S. GAAP, this report contains references to the non-GAAP financial measure, Adjusted EBITDA. We believe the non-GAAP financial measure provides useful supplemental information about the financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

The non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. A reconciliation of Adjusted EBITDA to the closest GAAP measure is presented in this report.

Non GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Adjusted EBITDA	Net loss attributable to shareholders of Borr Drilling Limited	Net loss adjusted for: depreciation and impairment of non-current assets; amortization of contract backlog; other operating income (loss); (loss)/income from equity method investments; interest income; interest capitalized to newbuildings; foreign exchange (loss)/gain, net; other financial (expenses)/income, net; interest expense, gross; change in unrealized loss on call spread transactions; (loss)/gain on forward contracts; amortized mobilization costs; amortized mobilization revenue; and income tax expense	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements and removing the impact of depreciation, financing and tax items.

Borr Drilling Limited

Borr Drilling Limited
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	Notes	3 months ended September 30, 2021	3 months ended September 30, 2020	9 months ended September 30, 2021	9 months ended September 30, 2020
Operating revenues
Dayrate revenue	4	57.6	47.9	154.4	212.9
Related party revenue	4, 17	15.4	11.3	21.8	34.4
Total operating revenues		73.0	59.2	176.2	247.3

Gain on disposal	12	—	—	0.7	13.1

Operating expenses
Rig operating and maintenance expenses		(45.6)	(63.4)	(141.8)	(216.5)
Depreciation of non-current assets	12	(28.4)	(28.9)	(83.2)	(88.8)
Impairment of non-current assets	12	—	(0.8)	—	(77.1)
General and administrative expenses		(7.7)	(10.7)	(27.2)	(40.6)
Total operating expenses		(81.7)	(103.8)	(252.2)	(423.0)

Operating loss		(8.7)	(44.6)	(75.3)	(162.6)

Other non-operating income	6	3.6	—	3.6	—

Income from equity method investments	6	3.8	8.1	14.1	16.6

Financial income (expenses), net
Interest income		—	—	—	0.2
Interest expense, net of amounts capitalized		(22.9)	(22.8)	(68.6)	(65.0)
Other financial (expenses)/income, net	7	(3.7)	0.8	(14.7)	(34.7)
Total financial expenses, net		(26.6)	(22.0)	(83.3)	(99.5)

Loss before income taxes		(27.9)	(58.5)	(140.9)	(245.5)
Income tax expense	8	(4.7)	(3.4)	(6.0)	(13.0)
Net loss attributable to shareholders of Borr Drilling Limited		(32.6)	(61.9)	(146.9)	(258.5)
Total comprehensive loss attributable to shareholders of Borr Drilling Limited		(32.6)	(61.9)	(146.9)	(258.5)

Basic and diluted loss per share	9	(0.12)	(0.39)	(0.55)	(1.98)
Weighted-averages shares outstanding		273,623,685	156,972,197	268,047,056	130,526,380
The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Balance Sheets
(In $ millions)

	Notes	September 30, 2021	December 31, 2020
ASSETS		Unaudited	Audited
Current assets
Cash and cash equivalents		68.9	19.2
Trade receivables		32.1	22.9
Jack-up drilling rigs held for sale	12	—	4.5
Prepaid expenses		5.7	6.4
Deferred mobilization and contract preparation costs	5	1.7	5.7
Accrued revenue	5	15.7	20.3
Tax retentions receivable		1.9	10.5
Due from related parties	17	41.1	34.9
Other current assets	11	15.0	16.4
Total current assets		182.1	140.8

Non-current assets
Property, plant and equipment		4.2	5.6
Jack-up rigs	12	2,758.2	2,824.6
Newbuildings		135.5	135.5
Equity method investments	6	23.7	62.7
Other non-current assets	13	4.6	1.9
Total non-current assets		2,926.2	3,030.3
Total assets		3,108.3	3,171.1

LIABILITIES AND EQUITY
Current liabilities
Trade payables		14.7	20.4
Accrued expenses		67.5	51.7
Other current liabilities	14	16.6	23.9
Total current liabilities		98.8	96.0

Non-current liabilities
Long-term debt	15	1,912.8	1,906.2
Other liabilities		15.3	19.7
Long-term accrued interest and other items		74.3	41.1
Onerous contracts		71.3	71.3
Total non-current liabilities		2,073.7	2,038.3
Total liabilities		2,172.5	2,134.3

Shareholders’ Equity
Common shares of par value $0.05 per share: authorized 360,000,000 (2020:238,653,846) shares, issued 274,436,351 (2020: 220,318,704) shares and outstanding 273,623,685 (2020: 218,858,990) shares	19	13.8	11.0
Additional paid in capital		1,977.8	1,947.2
Treasury shares		(13.7)	(26.2)
Accumulated deficit		(1,042.1)	(895.2)
Total equity		935.8	1,036.8
Total liabilities and equity		3,108.3	3,171.1
The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Statements of Cash Flows
(In $ millions)

	Notes	3 months ended September 30, 2021	3 months ended September 30, 2020	9 months ended September 30, 2021	9 months ended September 30, 2020
Cash Flows from Operating Activities
Net loss		(32.6)	(61.9)	(146.9)	(258.5)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expense related to stock options		0.2	0.2	1.1	1.0
Depreciation of non-current assets	12	28.4	28.9	83.2	88.8
Impairment of non-current assets	12	—	0.8	—	77.1
Gain on disposal of assets	6,12	(3.6)	—	(4.3)	(13.1)
Amortization of deferred finance charges	15	1.5	—	4.5	2.4
Effective Interest rate adjustments	15	0.4	—	2.1	2.1
Change in fair value of financial instruments	7	—	—	—	27.4
Income from equity method investments	6	(3.8)	(8.1)	(14.1)	(16.6)
Deferred income tax	8	0.1	0.7	(0.7)	1.3
Change in assets and liabilities:
Amounts due to/from related parties		(10.9)	—	(6.2)	(16.4)
Accrued expenses		13.7	—	14.0	11.2
Long-term accrued interest		1.4	—	33.2	—
Other current and non-current assets		7.6	8.7	8.2	50.3
Other current and non-current liabilities		(9.4)	24.9	(8.7)	26.7
Net cash used in operating activities		(7.0)	(5.8)	(34.6)	(16.3)

Cash Flows from Investing Activities
Proceeds from sale of fixed assets	12	—	3.0	2.2	20.8
Purchase of marketable securities		—	—	—	(92.5)
Investments in equity method investments	6	38.7	(7.5)	40.2	(24.7)
Disposal of equity method investments	6	10.6	—	10.6	—
Proceeds from sale of marketable securities		—	—	—	3.0
Additions to newbuildings		—	(0.6)	—	(4.9)
Additions to jack-up rigs	12	(5.8)	(11.2)	(13.5)	(35.2)
Net cash from/(used in) investing activities		43.5	(16.3)	39.5	(133.5)

Cash Flows from Financing Activities
Proceeds from share issuance, net of issuance cost	19	—	—	44.8	28.8
Proceeds, net of deferred loan cost, from issuance of long-term debt	15	—	—	—	5.0
Net cash provided by financing activities		—	—	44.8	33.8
		—	—	—	—
Net increase (decrease) in cash, cash equivalents and restricted cash		36.5	(22.1)	49.7	(116.0)
Cash, cash equivalents and restricted cash at the beginning of the period		32.4	34.6	19.2	128.5
Cash and cash equivalents at the end of period		68.9	12.5	68.9	12.5

Supplementary disclosure of cash flow information		—		—
Interest paid, net of capitalized interest		(11.2)	(4.2)	(34.4)	(29.6)
Income taxes refunded (paid), net		2.0	(1.7)	2.8	(7.7)
Issuance of long-term debt as non-cash settlement for newbuild delivery installment		—	—	—	181.8
The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

In millions of $	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated Deficit	Non-controlling interest	Total equity
Balance as at December 31, 2019	110,818,351	5.6	(26.2)	1,891.2	(576.7)	0.2	1,294.1
ASU 2016-13 - Measurement of credit losses	—	—	—	—	(2.9)	—	(2.9)
Adjusted balance as at January 1, 2020	110,818,351	5.6	(26.2)	1,891.2	(579.6)	0.2	1,291.2
Share-based compensation	—	—	—	0.6	—	—	0.6
Total comprehensive loss	—	—	—	—	(87.0)	—	(87.0)
Other, net	—	—	—	—	1.5	—	1.5
Balance as at March 31, 2020	110,818,351	5.6	(26.2)	1,891.8	(665.1)	0.2	1,206.3
Issue of common shares	46,153,846	2.3	—	27.7	—	—	30.0
Equity issuance costs	—	—	—	(1.2)	—	—	(1.2)
Share-based compensation	—	—	—	0.2	—	—	0.2
Total comprehensive loss	—	—	—	—	(109.6)	—	(109.6)
Other, net	—	—	—	—	(1.1)	—	(1.1)
Balance as at June 30, 2020	156,972,197	7.9	(26.2)	1,918.5	(775.8)	0.2	1,124.6
Share-based compensation	—	—	—	0.2	—	—	0.2
Total comprehensive loss	—	—	—	—	(61.9)	—	(61.9)
Other, net	—	—	—	—	1.5	—	1.5
Balance as at September 30, 2020	156,972,197	7.9	(26.2)	1,918.7	(836.2)	0.2	1,064.4

In millions of $	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated Deficit	Non-controlling interest	Total equity
Balance as at December 31, 2020	218,858,990	11.0	(26.2)	1,947.2	(895.2)	—	1,036.8
Issue of common shares	54,117,647	2.8	—	43.2	—	—	46.0
Equity issue costs	—	—	—	(1.2)	—	—	(1.2)
Share based compensation	550,263	—	10.4	(9.7)	—	—	0.7
Total comprehensive loss	—	—	—	—	(54.4)	—	(54.4)
Balance as at March 31, 2021	273,526,900	13.8	(15.8)	1,979.5	(949.6)	—	1,027.9
Share based compensation	—	—	—	0.2	—	—	0.2
Total comprehensive loss	—	—	—	—	(59.9)	—	(59.9)
Balance as at June 30, 2021	273,526,900	13.8	(15.8)	1,979.7	(1,009.5)	—	968.2
Share based compensation	96,785	—	2.1	(1.9)	—	—	0.2
Total comprehensive loss	—	—	—	—	(32.6)	—	(32.6)
Balance as at September 30, 2021	273,623,685	13.8	(13.7)	1,977.8	(1,042.1)	—	935.8
See accompanying notes that are an integral part of these Unaudited Consolidated Financial Statements

Borr Drilling Limited
Notes to the Unaudited Consolidated Financial Statements

Note 1 - General Information
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed on the Oslo Stock Exchange and on the New York Stock Exchange under the ticker BORR. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry. As of September 30, 2021, we had 23 jack-up rigs, including 10 "warm stacked" rigs and had agreed to purchase five additional premium jack-up rigs under construction. Of our total fleet of 28 jack-up drilling rigs (including newbuilds under contract), five jack-up drilling rigs are scheduled for delivery in 2023.
As used herein, and unless otherwise required by the context, the term “Borr Drilling” refers to Borr Drilling Limited and the terms “Company,” “Borr”, “we,” “Group,” “our” and words of similar nature refer to Borr Drilling and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.
Going concern
The unaudited consolidated financial statements have been prepared on a going concern basis.
We continue to experience the impact of current unprecedented market conditions as a result of the global market reaction to the ongoing COVID-19 pandemic, together with uncertainty around the extent and timing for a full economic recovery. Despite these challenges, we believe that the oil and gas demand will rebalance and oil and gas will remain a significant portion of the world's energy mix. While we are seeing significant signs of market recovery, at this stage we cannot predict with reasonable accuracy the impact of these market conditions on the Company.
In January 2021, we amended certain of our shipyard financing agreements, whereby we agreed to pay $12.0 million in 2021 and $24.0 million in 2022, to our shipyards, in order to defer debt amortization, interest payments and maturity payments (including deposits for five newbuild rigs) into 2023. As a condition of these agreements, we raised a gross amount of $46 million in new equity in January 2021. The shipyard agreements, and new equity, satisfied the conditions precedent to execute certain amendments to our Syndicated Senior Secured Credit Facility, Hayfin Term Loan Facility and New Bridge Revolving Credit Facility, which extended their respective maturities to January 2023 and provided various other amendments.
In addition, in July 2021, we established an at-the-market ("ATM") program under which we may offer and sell from time to time up to $40.0 million of our common shares to be listed on the New York Stock Exchange. While the Company has not determined whether it will sell any shares under the ATM program, the facility has been set up to provide flexibility going forward in anticipation of an improved market.
While the amendments to our credit facilities and newbuild deliveries in January 2021, concurrent equity raise, the establishment of the ATM program and recent cash receipts from our equity investments in Mexico, have stabilized our liquidity situation in a base case scenario through 2022, we have limited ability to respond to negative incidents or multiple downside scenarios, without additional financing or by raising further capital. Therefore, we have concluded that substantial doubt exists over our ability to continue as a going concern.
We will continue to explore additional financing opportunities and strategic sale of a limited number of modern jack-ups in order to further strengthen the liquidity of the Company. While we have confidence that these actions will enable us to better manage our liquidity position, and we have a track record of delivering additional financing and selling rigs, there is no guarantee that any additional financing or sale measures will be concluded successfully.

Note 2 - Accounting Policies
Basis of accounting
The unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2020, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 30, 2021. The consolidated balance sheet data for December 31, 2020 was derived from our audited annual financial statements. The amounts are presented in millions of United States dollar ("U.S. dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, all adjustments necessary for a fair statement are reflected in the interim periods presented.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited consolidated financial statements for the three and nine months ended September 30, 2021 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2020.

Use of estimates
Preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of material contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards

In August 2018, the FASB issued ASU 2018-14 Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20). The amendments in this ASU removes certain disclosure requirements and introduces new ones including an explanation of the reasons for significant gains and losses relating to changes in the projected benefit obligation, plan assets to be returned to the entity and accumulated benefit obligation in excess of the fair value of related funding assets. These amendments to disclosures’ requirements are mandated for defined benefit plans from January 1, 2021. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the nine months ended September 30, 2021.

In December 2019, the FASB issued ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments remove certain exceptions previously available and provides additional calculation rules to help simplify the accounting for income taxes. These amendments are effective from January 1, 2021. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the nine months ended September 30, 2021.

Accounting pronouncements that have been issued but not yet adopted

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2020-06 Debt - Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging - Contracts in Entity's Own Equity (Topic 815)	The amendments simplify the issuer’s accounting for convertible instruments and its application of the equity classification guidance. The new guidance eliminates some of the existing models for assessing convertible instruments, which results in more instruments being recognized as a single unit of account on the balance sheet and expands disclosure requirements. The new guidance simplifies the assessment of contracts in an entity’s own equity and existing EPS guidance in ASC 260.	January 1, 2022	Under evaluation
ASU 2021-04 Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40)	The amendments clarify the issuer's recognition and measurement considerations resulting from exchanges or modifications to freestanding instruments (written call options) classified in equity. Such exchanges or modifications are treated as adjustments to the cost to raise debt, to the cost to raise equity or as share based payments (ASC 718) when issued to compensate for goods or services. If not treated as costs of debt funding, equity funding or share-based payments, it results in an adjustment to EPS/net income (loss). Holder's accounting is not affected by these amendments.	January 1, 2022	Under evaluation
ASU 2021-05 Leases (Topic 842) - Lessors - Certain leases with Variable Lease Payments	The amendments affect lessors with lease contracts that have variable lease payments that do not depend on a reference index or a rate and would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing leases. The new guidance amends the lease classification requirements where lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if certain criteria are met. When a lease is classified as operating, the lessor does not recognize a net investment in the lease, does not recognize the underlying asset, and, therefore, does not recognize a selling profit or loss.	January 1, 2022	Under evaluation

As of November 18, 2021 the FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our consolidated financial statements and related disclosures either on transition or in future periods.

Note 4 - Segment Information
During the three months ended and nine months ended September 30, 2021, we had two operating segments: operations performed under our dayrate model (which includes rig charters and ancillary services) and operations performed under the Integrated Well Services ("IWS") model. IWS operations were performed by our joint venture entities Opex and Akal. Our Chief Operating Decision Maker (our Board of Directors) reviews financial information provided as an aggregate sum of assets, liabilities and activities that exist to generate cash flows, by our two operating segments.
On August 4, 2021, the Company executed a Stock Purchase Agreement for the sale of the Company's 49% interest in each of Opex and Akal (see note 6), representing the Company's disposal of the IWS operating segment.
The following presents financial information by segment for the three months ended September 30, 2021:

(In $ millions)	Dayrate	IWS (1)	Reconciling Items (2)	Consolidated total
Revenue	57.6	56.5	(56.5)	57.6
Related party revenue	15.4	—	—	15.4
Intersegment revenue	12.8	—	(12.8)	—
Rig operating and maintenance expenses	(89.3)	(32.3)	76.0	(45.6)
Intersegment expenses	—	(12.8)	12.8	—
Depreciation of non-current assets	(27.9)	—	(0.5)	(28.4)
General and administrative expenses	—	—	(7.7)	(7.7)
Income from equity method investments	—	—	3.8	3.8
Operating (loss)/income including equity method investment	(31.4)	11.4	15.1	(4.9)

Total assets	3,298.3	—	(190.0)	3,108.3

The following presents financial information by segment for the three months ended September 30, 2020:

(in $ millions)	Dayrate	IWS (1)	Reconciling Items (2)	Consolidated total
Revenue	47.9	139.9	(139.9)	47.9
Related party revenue	11.3	—	—	11.3
Intersegment revenue	49.9	—	(49.9)	—
Rig operating and maintenance expenses	(108.7)	(57.6)	102.9	(63.4)
Intersegment expenses	—	(49.9)	49.9	—
Depreciation of non-current assets	(28.5)	—	(0.4)	(28.9)
Impairment of non-current assets	(0.8)	—	—	(0.8)
General and administrative expenses	—	—	(10.7)	(10.7)
Income from equity method investments	—	—	8.1	8.1
Operating (loss)/income including equity method investment	(28.9)	32.4	(40.0)	(36.5)

Total assets	3,382.6	193.8	(327.3)	3,249.1

The following presents financial information by segment for the nine months ended September 30, 2021:

(In $ millions)	Dayrate	IWS (1)	Reconciling Items (2)	Consolidated total
Revenue	154.4	301.6	(301.6)	154.4
Related party revenue	21.8	—	—	21.8
Intersegment revenue	88.5	—	(88.5)	—
Gain on disposal	—	—	0.7	0.7
Rig operating and maintenance expenses	(251.0)	(186.3)	295.5	(141.8)
Intersegment expenses	—	(88.5)	88.5	—
Depreciation of non-current assets	(81.8)	—	(1.4)	(83.2)
General and administrative expenses	—	—	(27.2)	(27.2)
Income from equity method investments	—	—	14.1	14.1
Operating (loss)/income including equity method investment	(68.1)	26.8	(19.9)	(61.2)

The following presents financial information by segment for the nine months ended September 30, 2020:

(in $ millions)	Dayrate	IWS (1)	Reconciling Items (2)	Consolidated total
Revenue	212.9	275.7	(275.7)	212.9
Related party revenue	34.4	—	—	34.4
Intersegment revenue	127.8	—	(127.8)	—
Gain on disposal	—	—	13.1	13.1
Rig operating and maintenance expenses	(332.7)	(102.2)	218.4	(216.5)
Intersegment expenses	—	(127.8)	127.8	—
Depreciation of non-current assets	(87.4)	—	(1.4)	(88.8)
Impairment of non-current assets	(77.1)	—	—	(77.1)
General and administrative expenses	—	—	(40.6)	(40.6)
Income from equity method investments	—	—	16.6	16.6
Operating (loss)/income including equity method investment	(122.1)	45.7	(69.6)	(146.0)
(1) Financial information presented for the IWS operating segment covers the period up to disposal, on August 4, 2021.
(2) General and administrative expenses and depreciation expense incurred by our corporate office are not allocated to our operating segments for purposes of measuring segment operating income / (loss) and are included in "Reconciling items." The full operating results included above for our equity method investments are not included within our consolidated results and thus are deducted under "Reconciling items" and replaced with our Income / (loss) from equity method investments (see note 6 for additional information).

Geographic data
Revenues are attributed to geographical location based on the country of operations for drilling activities, and thus the country where the revenues are generated.
The following presents our revenues by geographic area:

	3 months ended September 30, 2021	3 months ended September 30, 2020	9 months ended September 30, 2021	9 months ended September 30, 2020
South East Asia	28.4	10.5	76.7	45.8
Europe	18.7	2.2	50.1	42.1
Mexico	15.0	11.5	18.8	35.1
West Africa	10.9	25.9	30.6	94.7
Middle East	—	9.1	—	29.6
Total	73.0	59.2	176.2	247.3

Major customers
The following customers accounted for more than 10% of our dayrate revenues:

	3 months ended September 30, 2021	3 months ended September 30, 2020	9 months ended September 30, 2021	9 months ended September 30, 2020
(In % of operating revenues)
PTT Exploration and Production Public Company Limited	28%	—%	26%	—%
CNOOC Petroleum Europe Limited	14%	—%	17%	—%
Pemex	21%	26%	11%	14%
ExxonMobil	—%	27%	1%	21%
National Drilling Company (ADNOC)	—%	17%	—%	12%
Shell	—%	11%	—%	7%
Total	63%	81%	55%	54%

Fixed Assets — Jack-up rigs (1)
The following presents the net book value of our jack-up rigs by geographic area:

	September 30, 2021	December 31, 2020
(In $ millions)
South East Asia	1,251.5	1,277.4
Mexico	677.7	693.5
West Africa	571.0	587.3
Europe	258.0	266.4
Total	2,758.2	2,824.6
(1) The fixed assets referred to in the table above exclude assets under construction. Asset locations at the end of a period are not necessarily indicative of the geographical distribution of the revenues or operating profits generated by such assets during the associated periods.

Note 5 - Contracts with Customers

Contract Assets and Liabilities

Accrued revenue is classified as a current asset. When the right to consideration becomes unconditional based on the contractual billing schedule, accounts receivable are recognized. Payment terms on invoice amounts are typically 30 days.

Deferred mobilization and contract preparation revenue include payments received for mobilization as well as rig preparation and upgrade activities, which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.

The following presents our contract assets and liabilities from our contracts with customers:

	September 30, 2021	December 31, 2020
(In $ millions)
Accrued revenue	15.7	20.3
Current contract assets	15.7	20.3

Current deferred mobilization and contract preparation revenue (1)	(1.8)	(2.6)
Current contract liability	(1.8)	(2.6)

Non-current deferred mobilization and contract preparation revenue (2)	(2.9)	—
Non-current contract liability	(2.9)	—
Total contract liability	(4.7)	(2.6)

(1) Current deferred mobilization and contract preparation revenue is included in "Other current liabilities" in our Unaudited Consolidated Balance Sheets.

(2) Non-current deferred mobilization and contract preparation revenue is included in "Other liabilities" in our Unaudited Consolidated Balance Sheets.

Accrued revenue decreased by $4.6 million to $15.7 million for the nine months ended September 30, 2021 from $20.3 million as at December 31, 2020 as a result of $138.6 million in accrued revenue for the period, offset by $143.2 million of accrued revenue which was billed to customers.

Deferred mobilization and contract preparation revenue increased by $2.1 million to $4.7 million for the nine months ended September 30, 2021 from $2.6 million as at December 31, 2020 as a result of $6.2 million of cash received and invoices issued for mobilization and contract preparation, offset by $4.1 million in amortization.

Timing of Revenue

The Company derives its revenue from contracts with customers for the transfer of goods and services, from various activities performed both at a point in time and over time.

	3 months ended September 30, 2021	3 months ended September 30, 2020	9 months ended September 30, 2021	9 months ended September 30, 2020
(In $ millions)
Over time	70.8	57.1	167.8	233.4
Point in time	2.2	2.1	8.4	13.9
Total	73.0	59.2	176.2	247.3

Contracts Costs

Deferred mobilization and contract preparation costs relate to costs incurred to prepare a rig for contract and delivery or to mobilize a rig to the drilling location. We defer pre‑operating costs, such as contract preparation and mobilization costs, and recognize such costs on a straight‑line basis, consistent with the general pace of activity, in rig operating and maintenance costs over the estimated firm period of the drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process.

Deferred mobilization and contract preparation costs decreased by $2.5 million to $3.2 million for the nine months ended September 30, 2021, from $5.7 million as of December 31, 2020 as a result of amortization during the period of $9.2 million, offset by $6.7 million in additional deferred costs relating to the contract preparations of the rigs "Norve", "Idun", "Natt" and "Skald". As at September 30, 2021, $1.7 million is current, and $1.5 million is non-current. Non-current deferred mobilization and contract preparation costs are disclosed in "Other Non-Current Assets" in the Unaudited Consolidated Balance Sheets.

Practical Expedient

We have applied the disclosure practical expedient in ASC 606-10-50-14A(b) and have not included estimated variable consideration related to wholly unsatisfied performance obligations or to distinct future time increments within our contracts, including dayrate revenue. The duration of our performance obligations varies by contract.

Note 6 - Equity Method Investments
During 2019 we entered into a joint venture with Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) to provide integrated well services to Petróleos Mexicanos (“Pemex”). This involved Borr Mexico Ventures Limited (“BMV”) subscribing to 49% of the equity of Opex Perforadora S.A. de C.V. (“Opex”) and Perforadora Profesional AKAL I, SA de CV (“Akal”). CME’s wholly owned subsidiary, Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”) owned 51% of each of Opex and Akal. In addition, we provide five jack-up rigs on bareboat charters to two other joint venture companies, Perfomex and Perfomex II, in which we previously held a 49% interest.
On August 4, 2021, the Company executed a Stock Purchase Agreement between BMV and Operadora for the sale of the Company's 49% interest in each of Opex and Akal joint ventures, as well as the acquisition of a 2% incremental interest in each of Perfomex I and Perfomex II joint ventures. The acquisition was completed on the same date. The Company recognized a $3.6 million gain on disposal of Opex and Akal in "Other non-operating income" in the Consolidated Statements of Operations in the three months and nine months ended September 30, 2021 as the difference between the cash consideration received of $10.6 million and the carrying value of the equity method investments on the date of disposal of $7.0 million.
Effective August 4, 2021, although we now hold a 51% equity ownership in Perfomex and Perfomex II, we have assessed whether the increased investments in the Perfomex ventures results in the need to consolidate these entities under US GAAP. The significant judgements are whether the joint ventures are variable interest entities (VIEs) and, if so, whether Borr is the primary beneficiary. We concluded that the joint ventures are VIEs; however, we do not have the power to direct the decisions which most significantly impact the economic performance of the joint ventures. As such, we are not considered to be the primary beneficiary of the variable interest entities and we continue to account for our interests in Perfomex and Perfomex II as equity method investments in accordance with ASC 323, Investment - Equity Method and Joint Ventures and record the investments in "Equity method investments" in the Consolidated Balance Sheets.
Prior to August 4, 2021, Opex and Akal contracted technical support services from BMV, management services from Operadora and well services from specialist well service contractors (including an affiliate of one of our shareholders Schlumberger Limited) and logistics and administration services from Logística y Operaciones OTM, S.A. de C.V, an affiliate of CME. This structure enabled Opex and Akal to provide bundled integrated well services to Pemex. The potential revenue earned was fixed under each of the Pemex contracts, while Opex and Akal managed the drilling services and related costs on a per well basis. Prior to the sale, we were obligated, as a 49% shareholder, to fund any capital shortfall in Opex or Akal should the Board of Opex or Akal make cash calls to the shareholders under the provisions of the Shareholder Agreements. On the date of sale, the outstanding funding provided to date was returned.
The below tables sets forth the results from these entities, on a 100% basis, for the three months ended September 30, 2021 and 2020:

	3 months ended September 30, 2021		Period from July 1, 2021 to August 4, 2021		3 months ended September 30, 2020
In $ millions	Perfomex	Perfomex II	Opex	Akal	Perfomex	Perfomex II	Opex	Akal
Revenue	26.6	18.9	26.2	30.3	33.6	16.3	92.0	47.9
Operating expenses	(28.7)	(14.9)	(19.7)	(25.4)	(33.6)	(11.7)	(69.9)	(37.6)
Net (loss) / income	(5.0)	2.2	2.5	7.6	(0.8)	2.5	8.5	6.3

The below tables sets forth the results from these entities, on a 100% basis, for the nine months ended September 30, 2021 and 2020:

	9 months ended September 30, 2021		Period from January 1, 2021 to August 4, 2021		9 months ended September 30, 2020
In $ millions	Perfomex	Perfomex II	Opex	Akal	Perfomex	Perfomex II	Opex	Akal
Revenue	78.4	42.8	199.4	102.2	99.1	28.7	192.8	82.9
Operating expenses	(76.4)	(32.8)	(167.7)	(107.1)	(93.7)	(22.5)	(157.6)	(72.4)
Net (loss) / income	(3.9)	5.5	30.9	(1.7)	2.6	4.4	20.6	6.3
Revenue in Opex and Akal is recognized on a percentage of completion basis under the cost input method. The services Opex and Akal deliver are to a single customer, Pemex, and involve delivering integrated well services with payment upon the completion of each well in the contract. Revenue in Perfomex and Perfomex II is recognized on a day rate basis on a contract with Opex and Akal, consistent with our historical revenue recognition policies, with day rate accruing each day as the service is performed. We provide rigs and services to Perfomex and Perfomex II for use in their contracts with Opex and Akal, respectively. As of August 4, 2021, the IWS JVs had $237.1 million in receivables from Pemex, of which $113.7 million were outstanding and $123.4 million were unbilled. As of December 31, 2020, $97.6 million of receivables from Pemex were outstanding, and $172.0 million were unbilled. As of September 30, 2021, Perfomex I and Perfomex II had $81.7 million of receivables from Opex and Akal, of which $66.9 million were outstanding and $14.8 million were unbilled.
As of August 4, 2021, Opex and Akal have recognized a combined $2.7 million provision related to the potential effect of factoring Pemex receivables in Mexico. This compares to a provision of $6.3 million, recognized as of December 31, 2020.

Summarized balance sheets, on a 100% basis of the Company's equity method investees are as follows:

	As at September 30, 2021		As at August 4, 2021		As at December 31, 2020
In $ millions	Perfomex	Perfomex II	Opex	Akal	Perfomex	Perfomex II	Opex	Akal
Cash	20.9	3.4	59.3	22.4	0.8	0.4	0.2	3.7
Total current assets	134.6	48.6	378.2	261.0	152.6	41.1	220.0	116.5
Total non-current assets	3.6	3.2	—	—	1.8	1.7	—	—
Total assets	138.2	51.8	378.2	261.0	154.4	42.8	220.0	116.5
Total current liabilities	128.0	44.2	346.5	270.1	140.4	42.8	207.8	117.6
Total non current liabilities	0.8	2.1	4.6	1.4	0.7	—	21.3	2.3
Equity	9.4	5.5	27.1	(10.5)	13.3	—	(9.1)	(3.4)
Total Liabilities and Equity	138.2	51.8	378.2	261.0	154.4	42.8	220.0	116.5
The following presents our investments in equity method investments as at September 30, 2021:

In $ millions	Perfomex	Opex	Akal	Perfomex II	Borr Total
Balance as at January 1, 2021	48.0	5.2	—	9.5	62.7
Funding provided by / (received from) shareholder loan (1)	(25.3)	(3.7)	(1.7)	(9.5)	(40.2)
Income / (loss) on a percentage basis	(1.7)	14.1	(1.0)	2.7	14.1
Cancellation of Opex performance guarantee (2)	—	(5.9)	—	—	(5.9)
Disposal of investment	—	(9.7)	2.7	—	(7.0)
Balance as at September 30, 2021	21.0	—	—	2.7	23.7

(1) As at September 30, 2021, the "Equity method investments" balance in the Unaudited Consolidated Balance Sheets includes $16.1 million in funding provided by shareholder loans with Perfomex.
(2) We previously issued a performance guarantee to Opex for the duration of its contract with Pemex. Management performed a valuation exercise to fair value the guarantee given, utilizing the inferred debt market method and subsequently mapping to a credit score, adjusting for country risk and default probability. A liability of $5.9 million was recognized in "Other liabilities" and added to the "Equity method investments" balance in the Unaudited Consolidated Balance Sheets. Effective August 4, 2021, upon sale of the Company's 49% interest in Opex, the guarantee was terminated, and the associated liability was derecognized.
Note 7 - Other Financial (Expenses) / Income, net
Other financial (expenses) / income, net is comprised of the following:

	3 months ended September 30, 2021	3 months ended September 30, 2020	9 months ended September 30, 2021	9 months ended September 30, 2020
(In $ millions)
Foreign exchange (loss)/gain, net	—	0.1	(2.5)	0.7
Other financial (expenses)/income, net (1)	(3.7)	0.7	(12.2)	(8.0)
Change in fair value on call spread (2)	—	—	—	(2.3)
Realized gain on marketable securities (3)	—	—	—	1.5
Loss on forward contracts (3)	—	—	—	(26.6)
Total	(3.7)	0.8	(14.7)	(34.7)
(1) Other financial (expenses)/income, net, includes amortization of deferred finance charges, cost cover and bank charges.
(2) Change in the fair value of the call spread for the nine months ended September 30, 2020 relates to the call spread on our convertible bond. The fair value is determined using the Black and Scholes model for option pricing.
(3) Loss on forward contracts of $26.6 million for the nine months ended September 30, 2020 relates to the forward contract to acquire 4.2 million shares in Valaris plc. During the second quarter of 2020 we settled in full our forward position and took delivery of 4.2 million shares in Valaris plc. The total realized loss on expiration of the contracts was $91.0 million. Total cash required to take delivery of the forwards was $92.5 million, of which $91.2 million was held as restricted cash at the time of settlement. Subsequently all shares were sold for total proceeds of $3 million, resulting in a gain of $1.5 million.

Note 8 - Taxation
Borr Drilling Limited is a Bermuda company and is not required to pay taxes in Bermuda on ordinary income or capital gains under a tax exemption granted by the Minister of Finance in Bermuda until March 31, 2035. We operate through various subsidiaries in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries operate, were incorporated, or otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. For the three months ended September 30, 2021, our pre-tax loss is all attributable to foreign jurisdictions except for a $13.6 million pre-tax loss associated with Bermuda. For the three months ended September 30, 2020, our pre-tax loss is all attributable to foreign jurisdictions except for a $18.7 million pre-tax loss associated with Bermuda. For the nine months ended September 30, 2021, our pre-tax loss is all attributable to foreign jurisdictions except for a $58.2 million pre-tax loss associated with Bermuda. For the nine months ended September 30, 2020, our pre-tax loss is all attributable to foreign jurisdictions except for a $88.6 million pre-tax loss associated with Bermuda.
The change in the effective tax rate from period to period is primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions and methods of taxation in these jurisdictions vary greatly, there is little direct correlation between the income tax provision or benefit and income or loss before taxes. We used a discrete effective tax rate method to calculate income taxes.
Income tax expense is comprised of the following:

	3 months ended September 30, 2021	3 months ended September 30, 2020	9 months ended September 30, 2021	9 months ended September 30, 2020
(In $ millions)
Current tax (1)	(4.6)	(2.7)	(6.7)	(11.8)
Change in deferred tax	(0.1)	(0.7)	0.7	(1.2)
Total	(4.7)	(3.4)	(6.0)	(13.0)
(1) Current tax for the three months ended September 30, 2021, includes $2.7 million of withholding taxes paid in Mexico relating to the sale of the Company's 49% interest in each of the Opex and Akal joint ventures (see note 6).
The deferred tax assets related to our net operating losses were primarily generated in the United Kingdom and will not expire. We recognize a valuation allowance for deferred tax assets when it is more likely than not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near term if estimates of future taxable income change.

Note 9 - Loss Per Share
The computation of basic loss per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS does not include the effect of the assumed conversion of potentially dilutive instruments which are 11,370,000 share options outstanding issued to employees and directors as at September 30, 2021, and convertible bonds with a conversion price of $31.7946 for a total of 11,008,159 shares. Due to our current loss-making position and the share price being less than the conversion price of the convertible bonds these are deemed to have an anti-dilutive effect on our EPS.

	3 months ended September 30, 2021	3 months ended September 30, 2020	9 months ended September 30, 2021	9 months ended September 30, 2020
Basic loss per share	(0.12)	(0.39)	(0.55)	(1.98)
Diluted loss per share	(0.12)	(0.39)	(0.55)	(1.98)
Issued ordinary shares at the end of the period	274,436,351	158,431,911	274,436,351	158,431,911
Weighted average numbers of shares outstanding for the period	273,623,685	156,972,197	268,047,056	130,526,380
There are no share options that would be considered dilutive under the “if converted method” for the three and nine months ended September 30, 2021 and 2020.
Following our equity offering which closed on January 26, 2021 and in accordance with the loan agreement for the Company's $350 million 3.875% Senior Unsecured Convertible Bonds, an adjustment to the conversion price from $32.7743 to $31.7946 per depository receipt listed on Oslo Stock Exchange was triggered.

Note 10 - Expected Credit Losses
The table below sets forth the allowance for expected credit losses:

	September 30, 2021	December 31, 2020
(In $ millions)
Expected credit loss provision	2.6	3.1
For the nine months ended September 30, 2021 the Company recognized a $0.2 million provision for expected credit losses, offset by $0.7 million in recoveries collected from the prior period provision. New provisions and recoveries of previous provisions are recorded in rig operating and maintenance expenses in the Unaudited Consolidated Statements of Operations, as and when they occur.

Note 11 - Other Current Assets
Other current assets are comprised of the following:

	September 30, 2021	December 31, 2020
(In $ millions)
VAT and other tax receivable	5.7	3.7
Other receivables	6.0	6.7
Client rechargeables	2.2	4.2
Deferred financing fee	0.9	1.5
Right-of-use lease asset, current (1)	0.2	0.3
Total	15.0	16.4

(1) The right-of-use lease asset pertains to our office lease.

Note 12 - Jack-Up Rigs

	September 30, 2021	December 31, 2020
(In $ millions)
Opening balance	2,824.6	2,683.3
Additions	15.4	37.4
Transfers from Newbuildings	—	312.7
Depreciation and amortization	(81.8)	(116.0)
Disposals	—	(6.5)
Reclassification to asset held for sale	—	(9.2)
Impairment	—	(77.1)
Total	2,758.2	2,824.6
Depreciation of property, plant and equipment
In addition to the depreciation in the above table, we recorded a depreciation charge of $0.5 million and $1.4 million for the three and nine months ended September 30, 2021 ($0.4 million and $1.4 million for the three and nine months ended September 30, 2020), related to property, plant and equipment.
Held for sale
The sale of the jack-up drilling rig "Balder" was completed in the nine months ended September 30, 2021. Proceeds less selling costs were $4.4 million, of which $3 million was received in 2020. A loss on sale of $0.1 million was recorded on the sale of the rig in the nine months ended September 30, 2021. In addition in the nine months ended September 30, 2021 we also sold equipment which had been fully written-off in prior periods for $0.8 million.
All disposals are within our dayrate segment and part of our business strategy to dispose of older assets.

Impairment
During the nine months ended September 30, 2021, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our jack-up rigs may not be recoverable as of September 30, 2021 and concluded that no such events or changes in circumstances have occurred to warrant a change in the assumptions utilized in the June 30, 2021 impairment tests of our jack-up rig fleet. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.

Note 13 - Other Non-Current Assets
Other long-term assets are comprised of the following:

	September 30, 2021	December 31, 2020
(In $ millions)
Deferred mobilization and contract preparation costs (1)	1.5	—
Right-of-use lease asset, non-current (2)	1.3	1.3
Deferred tax asset	0.9	0.2
Tax refunds	0.5	0.4
Prepaid expenses	0.2	—
Deferred financing fee	0.2	—
Total	4.6	1.9
(1) Non-current deferred mobilization and contract preparation costs relates to the non-current portion of contract mobilization and preparation costs for the rig "Skald", which commenced a long-term contract during the period (see note 5).

(2) The right-of-use lease asset pertains to our office lease.

Note 14 - Other Current Liabilities
Other current liabilities are comprised of the following:

	September 30, 2021	December 31, 2020
(In $ millions)
VAT and current taxes payable (1)	11.9	9.9
Deferred mobilization and contract preparation revenue (see note 5)	1.8	2.6
Operating lease liability, current	1.7	3.1
Accrued payroll and severance	0.7	2.1
Other current liabilities	0.5	6.2
Total	16.6	23.9
(1) VAT and current taxes payable includes value added tax liabilities, withholding tax, payroll tax and other indirect tax related liabilities.

Note 15 - Long-Term Debt
Long-term debt is comprised of the following:

(In $ millions)	Principal Amount
	September 30, 2021	December 31, 2020
Hayfin Term Loan Facility	197.0	195.0
Syndicated Senior Secured Credit Facilities	272.7	270.0
New Bridge Revolving Credit Facility	30.3	30.0
$350m Convertible bonds	350.0	350.0
PPL Delivery Financing	753.3	753.3
Keppel Delivery Financing	259.2	259.2
Total	1,862.5	1,857.5
Back end fee due to PPL and Keppel on Delivery of vessels	42.8	42.8
Effective interest rate adjustments on PPL and Keppel Delivery financing	15.5	13.4
Deferred finance charges	(8.0)	(7.5)
Carrying Value	1,912.8	1,906.2
Carrying amount in the table above includes, where applicable, deferred financing fees and certain interest adjustments to allow for variations in interest payments to be straight lined.
Deferred finance charges increased due to capitalization of extension fees associated with amendments made to the Hayfin Term Loan Facility, the Syndicated Senior Secured Credit Facilities and the New Bridge Revolving Credit Facility, in January 2021, offset by amortization recognized for the nine months ended September 30, 2021.
At September 30, 2021 the scheduled maturities of our debt were as follows:

Maturities
(In $ millions)
2021	—
2022	—
2023	1,603.3
2024	—
2025	86.4
2026	172.8
Thereafter	—
Total principal debt	1,862.5

Our loan financing arrangements include our Hayfin Term Loan Facility, Syndicated Senior Secured Credit Facilities, and New Bridge Revolving Facility agreements entered into in June 2019, which collectively provided $745 million in financing, which we used to finance existing loan facilities. We agreed amendments to our secured facilities with our secured lenders in June 2020 and further amendments in January 2021. The key amendments from January 2021 are as follows:

	Hayfin Term Loan Facility	Syndicated Senior Secured Credit Facilities	New Bridge Revolving Credit Facility
Maturity dates	Extended to January 2023	Extended to January 2023	Extended to January 2023
Amortizations	Not applicable	Extended to January 2023	Extended to January 2023
Interest payments	Not amended	Q3 2020 and Q4 2020 interest payments deferred by one year to 2021	Q3 2020 and Q4 2020 interest payments deferred by one year to 2021
Extension fees	1% of total commitments ($1.95 million), added to the loan principal.	1% of total commitments ($2.7 million), added to the loan principal.	1% of total commitments ($0.3 million), added to the loan principal
Covenant terms:
Minimum liquidity requirements	Not amended	Cash requirement: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022	Cash requirement: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022
Restricted cash requirements	No requirement through to September 2021. From October 1, 2021 - three months interest payments for rigs which are not operating on a contract	Not applicable	Not applicable
Debt service cover ratio	Not applicable	Waived until final maturity	Waived until final maturity
Book to equity ratio 2021	Not applicable	25%	25%
Book to equity ratio 2022	Not applicable	30%	30%
Book to equity ratio 2023	Not applicable	35%	35%
Value to loan ratio (1)	140%	140%	140%
(1) ratio of market values of rig to the aggregate outstanding facility amount and any undrawn uncancelled part of the facility.

In addition, our delivery financing agreements include our PPL Newbuild Financing which was entered into in June 2017 and provides delivery financing for a portion of the purchase price equal to $87.0 million for the nine rigs associated with the financing agreement as well as our Keppel H-Rigs Financing which was entered into in May 2018 and provides delivery financing for a portion of the purchase price equal to $90.9 million for each of the three delivered rigs and $77.7 million for each of the two undelivered rigs. Of the five undelivered rigs, we have an option to take financing for four of these rigs. We agreed to amendments to our delivery financing agreements in June 2020 and further amendments in January 2021. The key amendments from January 2021 are as follows:

	PPL Newbuild Financing	Keppel H-Rigs Financing
Interim payments required 2021	$6 million	$6 million
Interim payments required 2022	$12 million	$12 million
Maturity	Date for repayment of the seller's credit on the rigs is amended to May 2023	The loans for the three delivered rigs are extended by one year, until 2025 and 2026
Interest payments	No cash interest payments until March 2023	First interest payment date deferred from third anniversary to May 2023 and second interest payment date deferred to the fourth anniversary of each loan (delivered rigs)
Covenant terms:
Minimum liquidity requirements	Cash requirement: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022	Not applicable
Value to loan	Requirement to provide additional security if the value of any rigs fall below $70 million in 2021, $75 million in 2022 or $80 million thereafter	Not amended
Interest
The weighted average interest rate for all our interest-bearing debt, excluding Convertible Bonds, was 4.7% for the nine months ended September 30, 2021.
Covenants

As at September 30, 2021, we were in compliance with the covenants and our obligations under our debt agreements.

Note 16 - Commitments and Contingencies
The Company has the following delivery installment commitments as at September 30, 2021:

	September 30, 2021	December 31, 2020
(in $ millions)
Delivery installments for jack-up drilling rigs	621.0	621.0
Back-end fees	9.0	9.0
Total	630.0	630.0
The back-end fee is only payable and will be included as part of the cost price if we choose to accept delivery financing from Keppel. In addition, under the PPL Financing, PPL is entitled to certain fees payable in connection with the increase in the market value of the relevant PPL Rig Owner from October 31, 2017 until the repayment date, less the relevant rig owner's equity cost of ownership of each rig and any interest paid on the delivery financing.
The following table sets forth when our commitments fall due as of September 30, 2021:

(In $ millions)	Less than 1 year	2 years	3 years	Thereafter	Total
Delivery installments for jack-up rigs	—	448.2	172.8	—	621.0
In connection with the amendments to our credit arrangements in January 2021, the delivery dates for the five undelivered rigs from Keppel were postponed by one year, until 2023 (see note 15).

The back-end fees are excluded from the maturity table above as they are only payable if we choose to accept the delivery financing from Keppel.

Other commercial commitments
We have other commercial commitments which contractually obligate us to settle with cash under certain circumstances. Surety bonds and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.
The Company has the following guarantee commitments as at September 30, 2021:

	September 30, 2021	December 31, 2020
(in $ millions)
Surety bonds, bank guarantees and performance bonds (1)	32.5	43.3
Performance guarantee to Opex (2)	—	5.9
Total	32.5	49.2
(1) During the nine months ended September 30, 2021, the rig "Frigg" was exported from Nigeria and subsequently the customs bond was cancelled, resulting in a $12.1 million decrease.
(2) Effective August 4, 2021, upon sale of the Company's 49% interest in Opex, the performance guarantee provided to Opex was terminated, and the associated liability was derecognized (see note 6).
As at September 30, 2021, the expected expiration dates of our obligations are as follows:

(In $ millions)	Less than 1 year	1–3 years	3–5 years	Thereafter	Total
Surety bonds and other guarantees	30.4	0.9	1.2	—	32.5
Total	30.4	0.9	1.2	—	32.5

Assets pledged as collateral

	September 30, 2021	December 31, 2020
(in $ millions)
Book value of jackup rigs pledged as collateral for long-term debt facilities	2,758.2	2,822.3

Note 17 - Related Party Transactions
a) Transactions with entities over which we have significant influence
We provide three rigs on a bareboat basis to Perfomex to service its contract with Opex and two rigs on a bareboat basis to Perfomex II to service its contract with Akal. Perfomex and Perfomex II provide the jack-up rigs under traditional dayrate and technical services agreements to Opex and Akal, respectively. This structure enables Opex and Akal to provide bundled integrated well services to Pemex. The potential revenue earned is fixed under each of the Pemex contracts, while Opex and Akal manage the drilling services related costs on a per well basis. The revenue from these contracts is recognized as "Related party revenue" in the Consolidated Statements of Operations.
On August 4, 2021, the Company executed a Stock Purchase Agreement between BMV and Operadora for the sale of the Company's 49% interest in each of the Opex and Akal joint ventures, as well as the acquisition of a 2% incremental interest in each of Perfomex and Perfomex II joint ventures. The sale was completed on the same date. Until their sale, as a 49% shareholder we were required to fund any capital shortfall in Opex or Akal should the Board of Opex or Akal make cash calls to the shareholders under the provisions of the Shareholders Agreement (see note 6).
For the three and nine months ended September 30, 2021 and 2020, the management services revenues and bareboat revenues from our related parties consisted of the following:

	3 months ended September 30, 2021	3 months ended September 30, 2020	9 months ended September 30, 2021	9 months ended September 30, 2020
(In $ millions)
Management Services Revenue - Perfomex	0.8	3.4	4.9	9.3
Management Services Revenue - Perfomex II	0.7	1.9	3.0	5.3
Management Services Revenue - Opex	—	0.1	—	0.9
Bareboat Revenue - Perfomex	12.3	5.2	10.7	17.3
Bareboat Revenue - Perfomex II	1.6	0.7	3.2	1.6
Total	15.4	11.3	21.8	34.4
For the three and nine months ended September 30, 2021 and 2020, funding provided to and (received from) our joint ventures consisted of the following:

	3 months ended September 30, 2021	3 months ended September 30, 2020	9 months ended September 30, 2021	9 months ended September 30, 2020
(In $ millions)
Perfomex	(22.8)	0.6	(25.3)	10.1
Perfomex II	(10.5)	3.8	(9.5)	8.9
Opex	(3.7)	1.7	(3.7)	3.7
Akal	(1.7)	1.2	(1.7)	1.8
Total	(38.7)	7.3	(40.2)	24.5
As at September 30, 2021 and December 31, 2020, due from related parties balances with our joint ventures consisted of the following:

	September 30, 2021	December 31, 2020
(in $ millions)
Perfomex	30.9	25.9
Perfomex II	10.2	7.1
Opex	—	1.9
Total	41.1	34.9

b) Transactions with Other Relates Parties
Expenses: The transactions with other related parties for the three and nine months ended September 30, 2021 and 2020 consisted of the following:

	3 months ended September 30, 2021	3 months ended September 30, 2020	9 months ended September 30, 2021	9 months ended September 30, 2020
(In $ millions)
Magni Partners Limited (1)	(0.4)	—	(0.8)	(0.5)
Golar LNG Limited (2)	(0.1)	(0.1)	(0.3)	(0.1)
Schlumberger Limited (3)	—	(2.6)	—	(6.9)
Total	(0.5)	(2.7)	(1.1)	(7.5)

(1) Magni Partners Limited ("Magni") is party to a Corporate Services Agreement with the Company pursuant to which it provides strategic advice and assists in sourcing investment opportunities, financing and other such services as the Company wishes to engage, at the Company's option. There is both a fixed and variable element of the agreement, with the fixed cost element representing Magni's fixed costs and any variable element being at the Company's discretion. Mr. Tor Olav Trøim, the Deputy Chairman of our Board, is the sole owner of Magni.

(2) Golar LNG Limited ("Golar LNG") is party to a Management Services and Administrative Agreement with the Company pursuant to which it provides services from Golar LNG's Bermuda Corporate Office. Mr. Tor Olav Trøim, the Deputy Chairman of our Board, is the Chairman of the Board of Golar LNG.

(3) Schlumberger Limited ("Schlumberger") is one of our larger shareholders, holding 5.5% at September 30, 2021. Until his appointment as our Chief Executive Officer, Patrick Schorn, formerly Executive Vice President of Wells at Schlumberger Limited, was a Director on our Board. Following the resignation of Patrick Schorn from Schlumberger on August 31, 2020, Schlumberger ceased to be a related party. We have presented in the table above the expenses incurred for the three and six months ended September 30, 2020 as during this period Schlumberger was considered a related party.
Payables: The balances with other related parties as of September 30, 2021 and December 31, 2020 consisted of the following:

	September 30, 2021	December 31, 2021
(In $ millions)
Golar LNG (2)	(0.1)	—

Balances owing to or from related parties are unsecured, interest-free and intended to be settled in the ordinary course of business.

Note 18 - Fair Value of Financial Instruments
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data
The carrying value and estimated fair value of our financial instruments at September 30, 2021 and December 31, 2020 were as follows:

(In $ millions)		As at September 30, 2021		As at December 31, 2020
	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (1)	1	68.9	68.9	19.2	19.2
Trade receivables (1)	1	32.1	32.1	22.9	22.9
Tax retentions receivable (1)	1	1.9	1.9	10.5	10.5
Other current assets (excluding deferred costs) (1)	1	14.1	14.1	14.9	14.9
Due from related parties (1)	1	41.1	41.1	34.9	34.9
Liabilities
Trade payables (1)	1	14.7	14.7	20.4	20.4
Accruals and other current liabilities (1)	1	84.1	84.1	75.6	75.6
Long-term debt (2)	2	1,702.3	1,912.8	1,609.8	1,906.2
Guarantees issued to equity method investments (3)	3	—	—	5.9	5.9
(1) The carrying values approximate the fair values due to their short-term nature and near term expected receipt of cash.
(2) Long-term debt includes our 3.875% convertible bond due in 2023 which is fair valued using observable market based inputs.
(3) The Guarantee issued to our equity method investment, Opex, as at December 31, 2020 was valued utilizing the inferred debt market method and subsequently mapped to an alpha category credit score, adjusting for country risk and probability of default. Effective August 4, 2021, upon sale of the Company's 49% interest in Opex, the guarantee was terminated and the associated liability was derecognized (see note 6).
Assets Measured at Fair Value on a Non-Recurring Basis
At December 31, 2020, the rig "Balder" was classified as held for sale and sold in February 2021. The Company measured the rig at fair value of $5.0 million on June 30, 2020, which was determined using level 3 inputs based on a combination of an income approach, using projected discounted cash flows an estimated sale or scrap value which required significant judgements.

Note 19 - Common Shares
Authorized share capital

	September 30, 2021	December 31, 2020
(number of shares of $0.05 each)
Authorized shares	360,000,000	238,653,846
On January 11, 2021, our shareholders approved an increase in the Company's authorized share capital of 51,346,154 new common shares with a nominal value of $0.05 per common share.
On June 24, 2021, our shareholders approved an increase in the Company's authorized share capital of 70,000,000 new common shares with a nominal value of $0.05 per common share.
Issued and outstanding share capital

	September 30, 2021	December 31, 2020
(number of shares of $0.05 each)
Issued	274,436,351	220,318,704
Treasury shares	812,666	1,459,714
Outstanding	273,623,685	218,858,990

On January 22, 2021, we conducted a private placement for gross proceeds of $46 million by issuing 54,117,647 new depository receipts at a subscription price of $0.85 per depository receipt. On January 26, 2021, the January equity offering was settled and the Company's issued share capital was increased by $2.8 million to $13.8 million, divided into 274,436,351 common shares with a nominal value of $0.05 per common share.
On March 18, 2021, the Company issued a total amount of 550,263 treasury shares to Directors relating to 2020 compensation. On July 14, 2021 the Company issued a further 96,785 treasury shares to Directors in respect of 2021 compensation.
On August 12, 2021, the Board of Directors of the Company resolved to grant 10.3 million share options under the Company's approved share options scheme to 23 of its employees. Each share option gives the right to subscribe to one share in the Company. The options have a strike price of $1.00 and vest equally over a three-year period commencing two years from the date of grant and will expire after five years.

Note 20 - Subsequent Events
Since September 30, 2021, we classified $9.9 million from cash and cash equivalents to restricted cash as a result of the issuance of performance bonds required for upcoming contracts, of which $3.2 million is expected to be released no later than April 2022.